Exhibit (a)(1)(F)

Supplement to the Offer to Purchase for Cash

by

Handy & Harman Ltd.

to

Increase the Cash Purchase Price to $26.00 per share

for

Up to $60 Million in Value of Shares of its Common Stock

The Offer, Proration Period and Withdrawal Rights will Expire at 5:00 P.M., Eastern Time, on September 5, 2014, Unless the Offer is Extended

On August 7, 2014, Handy & Harman Ltd., a Delaware corporation (“we,” “us,” “our,” or the ”Company”), distributed an offer to purchase (the “Original Offer to Purchase”) and a related letter of transmittal (the “Letter of Transmittal”) in connection with its invitation to stockholders to tender up to $60 million in value of shares of its common stock, par value $0.01 per share, at a price, net to the seller, less any applicable withholding taxes and without interest, of $24.00 per share. The Company, by this supplement (this “Supplement,” and together with the Original Offer to Purchase, as the same may be further amended or supplemented from time to time, the “Offer to Purchase”), amends the Original Offer to Purchase as follows. Each reference in the Original Offer to Purchase to the purchase price per share or the Purchase Price of “$24.00” is hereby amended by replacing it with “$26.00.”  This Supplement also amends and restates Section 12 “U.S. Federal Income Tax Consequences.”  Unless otherwise indicated, all references to “shares” are to shares of our common stock, par value $0.01 per share.  This Supplement should be read in conjunction with the Original Offer to Purchase. This Supplement, the Original Offer to Purchase and related Amended Letter of Transmittal, as each may be further amended or supplemented from time to time, constitute the “Offer.”

As a result, the Company now invites its stockholders to tender up to $60 million in value of shares of its common stock, par value $0.01 per share, at a price, net to the seller, less any applicable withholding taxes and without interest, of $26.00 per share (the “Purchase Price”), upon the terms and subject to the conditions described in the Offer to Purchase and in the related Amended Letter of Transmittal delivered herewith. In connection with the increase of the Purchase Price to $26.00, the maximum number of shares the Company could purchase if the Offer is fully subscribed has decreased to 2,307,692 shares from 2,500,000 shares.  The Offer remains scheduled to expire at 5:00 P.M., Eastern Time, on September 5, 2014, or such later date to which the Company may extend the Offer (the “Expiration Date”).

THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED AND IS NOT CONDITIONED UPON FINANCING.  THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN CUSTOMARY CONDITIONS.  SEE SECTION 6 OF THE ORIGINAL OFFER TO PURCHASE.

All shares of our common stock that we acquire in the Offer will be acquired at the Purchase Price.  We will purchase only shares properly tendered and not properly withdrawn prior to the Expiration Date of the Offer.  However, because of the “small lot” priority and proration provisions described in the Original Offer to Purchase, we may not purchase all of the shares tendered even if stockholders tendered at the Purchase Price, if the Offer is oversubscribed.  Shares of common stock tendered but not purchased in the Offer will be returned to the tendering stockholders at our expense promptly after the Expiration Date.

Our common stock is listed and traded on the Nasdaq Capital Market (“NASDAQ”) under the symbol “HNH.” We publicly announced our intention to commence this Offer on August 6, 2014.  On August 6, 2014, the last full trading day before the announcement of the Offer, the reported closing price of our shares on NASDAQ was $22.56 per share.  On August 18, 2014, which was the last full trading day prior to our announcement of our intention to increase the purchase price for the shares of common stock in the Offer, the last reported sale price of our shares on NASDAQ was $24.78 per share.  Before deciding whether to tender shares, stockholders are urged to obtain current market quotations for the shares.

A detailed discussion of the Offer is contained in the Original Offer to Purchase and this Supplement.  Stockholders are strongly encouraged to read the Original Offer to Purchase and the entire package of materials sent with this Supplement, and the publicly filed information about the Company referenced herein, before making a decision regarding this Offer.

OUR BOARD OF DIRECTORS HAS APPROVED THIS OFFER.  HOWEVER, NEITHER THE COMPANY NOR ANY OF OUR DIRECTORS, OFFICERS OR EMPLOYEES, NOR THE INFORMATION AGENT OR DEPOSITARY, MAKES ANY RECOMMENDATION TO YOU AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR SHARES.  YOU MUST MAKE YOUR OWN INDEPENDENT DECISION AS TO WHETHER TO TENDER SOME OR ALL OF YOUR SHARES AND THE PRICE OR PRICES AT WHICH YOU WILL TENDER THEM.

Our directors, executive officers and affiliates have advised us that they do not intend to tender any of their shares of common stock in the Offer. DGT Holdings Corp., which is 82.7% owned by Steel Partners Holdings L.P. (“Steel Holdings”), which itself owns 56.1% of the Company, intends to tender into the Offer its 97,550 shares of the Company’s common stock. No other affiliates of the Company or Steel Holdings intend to tender any of their shares of the Company in the Offer.

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of this transaction or passed upon the merits or fairness of such transaction or passed upon the adequacy or accuracy of the information contained in this Offer to Purchase.  Any representation to the contrary is a criminal offense.

The Depositary for the Offer is:

By Mail:	By Overnight Courier:

Computershare c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	Computershare c/o Voluntary Corporate Actions 250 Royall Street, Suite V Canton, MA 02021

Any questions or requests for assistance or for additional copies of this Offer to Purchase, the accompanying Letter of Transmittal or related documents may be directed to the information agent at its telephone numbers and address below.  You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
or
Call Toll-Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com

Supplement to the Offer to Purchase dated August 21, 2014

IMPORTANT

We have determined that it would be in the best interest of the Company’s stockholders, in light of market conditions, to increase the Purchase Price at which we may purchase shares of common stock, par value $0.01 per share, properly tendered and not properly withdrawn in the Offer from a price of $24.00 per share to $26.00 per share. The Expiration Date for the Offer remains at 5:00 P.M. Eastern Time, on September 5, 2014.

If you have not previously tendered Shares and you wish to tender all or any portion of your Shares, you should follow the instructions described in Section 3 of the Original Offer to Purchase. You may tender your shares using the Amended Letter of Transmittal provided herewith and following the procedures for tendering shares set forth in the Offer to Purchase.

If you have previously tendered your shares, and you do not wish to withdraw the tender of all or any portion of those shares, you do not need to take any further action in response to this Supplement. As a result of the increase in the purchase price from $24.00 per share to $26.00 per share, any shares previously tendered into the Offer will now be deemed to have been tendered at $26.00 per share.

If you have previously tendered Shares, and you wish to withdraw the tender of all or any portion of those Shares, please follow the procedures for withdrawal of tendered shares, as set forth in Section 4 of the Original Offer to Purchase.

If you have previously tendered shares, and you wish to increase the number of shares tendered, please submit a new and later-dated Amended Letter of Transmittal containing your new instructions in accordance with the procedures contained in Section 3 of the Original Offer to Purchase or, if your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, follow the procedures given to you by such party or contact such party and request that your prior instructions with respect to your tendered shares be changed.

Section references used in this Supplement refer to the Sections of the Original Offer to Purchase, as amended by this Supplement and as may be further amended or supplemented from time to time. Capitalized terms not otherwise defined herein shall have the meaning given to them in the Original Offer to Purchase.

Each reference in the Original Offer to Purchase to the purchase price per share or the Purchase Price of “$24.00” is hereby amended by replacing it with “$26.00,” except with respect to references to the Company’s announcement on August 6, 2014 of its intention to make the Offer at a price of “$24.00” per share, which references shall not be amended.

Each reference to the number of shares of common stock we could purchase if the Offer is fully subscribed at the Purchase Price being “2,500,000” is hereby amended by replacing it with “2,307,692,” and each reference to the percentage of issued and outstanding shares of common stock as of August 6, 2014 that such number of shares represent is hereby amended by replacing “19.4%” with “17.9%.”

Each reference to the Letter of Transmittal shall be deemed to also include the Amended Letter of Transmittal delivered herewith. Each reference to Notice of Guaranteed Delivery shall be deemed to also include the Amended Notice of Guaranteed Delivery delivered herewith.

Under the heading “Amendments to Specific Provisions,” below, we have indicated other provisions in the Original Offer to Purchase that are specifically amended by this Supplement and set forth the corresponding amendments. Except as set forth herein, all of the terms and conditions of the Offer set forth in the Original Offer to Purchase shall continue to be applicable. Capitalized terms not otherwise defined herein shall have the meaning given to them in the Original Offer to Purchase.

Beneficial owners should be aware that their broker, dealer, commercial bank, trust company or other nominee may establish its own earlier deadline for participation in the Offer. Accordingly, beneficial owners wishing to participate in the Offer should contact their broker, dealer, commercial bank, trust company or other nominee as soon as possible in order to determine the times by which such owner must take action in order to participate in the Offer.

Additional copies of the Original Offer to Purchase, this Supplement, the Amended Letter of Transmittal and other Offer materials may be obtained from MacKenzie Partners, Inc., the information agent for this Offer (the “Information Agent”), and will be furnished at the Company’s expense.  Questions and requests for assistance may be directed to the Information Agent at its address and telephone number set forth on the back cover of this Supplement.  Stockholders may also contact their local broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

We are not making the Offer to, and will not accept any tendered shares from, stockholders in any jurisdiction where it would be illegal to do so.  However, we may, at our discretion, take any actions necessary for us to make the Offer to stockholders in any such jurisdiction.

SUMMARY OF THE AMENDED OFFER

This summary highlights certain material information regarding the Offer, as amended, but you should realize that it does not describe all of the details of the tender offer to the same extent described in the Original Offer to Purchase. We urge you to read the entire Original Offer to Purchase and the related Amended Letter of Transmittal because they contain important information regarding the Offer.

WHAT WILL BE THE PURCHASE PRICE FOR THE SHARES?
We are offering to purchase your shares at a price of $26.00 per share.  If your shares are purchased in the tender offer, you will be paid the Purchase Price, less any applicable withholding taxes and without interest, promptly after the expiration of the tender offer.  Under no circumstances will we pay interest on the Purchase Price, even if there is a delay in making payment.

WHAT IS THE MARKET PRICE OF OUR SECURITIES?
Our common stock is listed and traded on NASDAQ under the symbol “HNH.”  On August 6, 2014, the last full trading day before the announcement of the Offer, the reported closing price of our shares of common stock on NASDAQ was $22.56 per share.  On August 18, 2014, which was the last full trading day prior to our announcement of our intention to increase the purchase price for the shares of common stock in the Offer, the last reported sale price of our shares on NASDAQ was $24.78 per share.  Before deciding whether to tender shares, stockholders are urged to obtain current market quotations for the shares.    See Section 8.

HOW MANY SHARES WILL THE COMPANY PURCHASE IN THE OFFER?
We are offering to purchase up to $60 million in value of shares of our common stock or such lesser amount of shares as may be properly tendered and not properly withdrawn, on the terms and subject to the conditions of the Offer.  As of August 6, 2014, we had issued and outstanding approximately 12,884,715 shares.  At the Purchase Price of $26.00 per share, we could purchase 2,307,692 shares if the Offer is fully subscribed, which would represent approximately 17.9% of our outstanding shares as of August 6, 2014.  This represents a decrease from the 2,500,000 shares or 19.4% of our outstanding shares as of August 6, 2014, at the prior purchase price of $24.00 per share.  Subject to certain limitations and legal requirements, we reserve the right to accept for payment, according to the terms and conditions of the Offer, up to an additional 2% of our outstanding shares.  The Offer is not conditioned on any minimum number of shares being tendered.  See Section 2 and Section 6.

WHY IS THE COMPANY MAKING THIS OFFER?
We believe that the repurchase of shares is consistent with our long-term goal of maximizing value for our stockholders.  Our Board of Directors, with the assistance of management and outside advisors, has evaluated our operations, financial condition, capital needs, strategy and expectations for the future and believes that the Offer is a prudent use of certain of our financial resources given our business profile, prospective capital requirements, and the current market price of our shares.  Furthermore, we believe the Offer is an efficient means to provide liquidity to our stockholders, who desire liquidity.  The Offer represents the opportunity for us to return cash to stockholders who elect to tender their shares, while at the same time increasing non-tendering stockholders’ proportionate interest in us.  See Section 7.

WHEN DOES THE OFFER EXPIRE?
The Offer will expire at 5:00 P.M., Eastern Time, on September 5, 2014, unless we extend it.  If a broker, dealer, commercial bank, trust company or other nominee holds your shares, it is possible the nominee has established an earlier deadline for you to act to instruct the nominee to accept the Offer on your behalf.  We urge you to contact the broker, dealer, commercial bank, trust company or other nominee to find out their deadline.  We may choose to extend the Offer for any reason, subject to applicable law.  We cannot assure you that we will extend the Offer or indicate the length of any extension we may provide.  See Section 11.

HOW WILL I BE NOTIFIED IF THE COMPANY EXTENDS, AMENDS OR TERMINATES THE OFFER?
If we decide to extend the Offer, we will issue a press release announcing the extension and the new expiration date by 9:00 a.m., Eastern Time, on the first business day after the previously scheduled Expiration Date.  We will announce any amendment to the Offer by making a public announcement of the amendment.  We can terminate the Offer under certain circumstances.  See Section 11.

ONCE TENDERED, MAY I WITHDRAW MY TENDER?
If you tender shares pursuant to this Offer, you may withdraw your tender at any time until the Expiration Date.  If you wish to withdraw your tender, you must deliver, on a timely basis, a written or facsimile notice of your withdrawal to the Depositary at the address appearing on the back cover page of this Supplement.  Your notice of withdrawal must specify your name, the number of shares to be withdrawn and the name of the registered holder of those shares.  Some additional requirements apply if the stock certificates to be withdrawn have been delivered to the Depositary or if your shares have been tendered under the procedure for book-entry transfer set forth in Section 3.

WILL THE COMPANY’S DIRECTORS, EXECUTIVE OFFICERS AND AFFILIATES PARTICIPATE IN THE OFFER?
Our directors, executive officers and affiliates have advised us that they do not intend to tender any of their shares of common stock in the Offer. DGT Holdings Corp., which is 82.7% owned by Steel Holdings, which itself owns 56.1% of the Company, intends to tender into the Offer its 97,550 shares of the Company’s common stock. No other affiliates of the Company or Steel Holdings intend to tender any of their shares of the Company in the Offer.  See Section 7.

DO WE RECOMMEND THAT YOU TENDER YOUR SHARES IN THE OFFER?
Our Board of Directors has approved the Offer.  However, neither the Company nor any of our directors, officers or employees, nor the Information Agent or Depositary, makes any recommendation to you as to whether to tender or refrain from tendering your shares.  You must make your own independent decision as to whether to tender some or all of your shares.

IF I HAVE NOT YET TENDERED SHARES IN THE ORIGINAL OFFER TO PURCHASE, HOW DO I	1)
You must properly complete and duly execute the Amended Letter of Transmittal and deliver it with your stock certificate(s) to the Depositary at the address appearing on the back cover page of this document;

TENDER MY SHARES?	2)	The Depositary must receive a confirmation of receipt of your shares by book-entry transfer and a properly completed and duly executed Amended Letter of Transmittal; or
	3)	You must comply with the guaranteed delivery procedure.

If your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact that nominee and have the nominee tender your shares for you.  See Section 3.

IF I TENDERED SHARES UNDER THE ORIGINAL OFFER TO PURCHASE AND I DO NOT WISH TO WITHDRAW THOSE SHARES, DO I NEED TO DO ANYTHING FURTHER?
No. If you have previously tendered your shares, and you do not wish to either withdraw the tender of those shares or increase the number of shares tendered, you do not need to take any further action in response to this Supplement. As a result of the increase in the Purchase Price from $24.00 per share to $26.00 per share, any shares previously tendered into the Offer will now be deemed to have been tendered at $26.00 per Share.

IF I TENDERED SHARES UNDER THE ORIGINAL OFFER TO PURCHASE AND I WISH TO INCREASE THE NUMBER OF SHARES TENDERED, WHAT DO I NEED TO DO?
If you have previously tendered shares, and you wish to increase the number of Shares tendered, please submit a new and later-dated Amended Letter of Transmittal (which will supersede your original Letter of Transmittal) containing your new instructions in accordance with the procedures contained in Section 3 of the Original Offer to Purchase or, if your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, follow the procedures given to you by such party or contact such party and request that your prior instructions with respect to your tendered shares be changed. See Section 3.

WHAT ARE THE U.S. FEDERAL INCOME TAX CONSEQUENCES IF I TENDER MY SHARES?
Generally, you will be subject to U.S. federal income taxation when you receive cash from us in exchange for the shares you tender in the Offer. The receipt of cash for your tendered shares will generally be treated for U.S. federal income tax purposes either as (1) a sale or exchange or (2) a distribution in respect of stock from the Company.

WHO CAN RESPOND TO QUESTIONS OR PROVIDE ASSISTANCE REGARDING THE OFFER?
Please direct questions or requests for assistance, or for additional copies of this Offer to Purchase, the Letter of Transmittal or other materials, in writing, to the Information Agent, MacKenzie Partners, Inc., at the address appearing on the back cover of this Offer to Purchase.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This Offer to Purchase contains certain forward-looking statements that involve risks and uncertainties.  All statements other than statements of historical information contained herein are forward-looking statements.  These statements may contain projections relating to revenues, earnings, operations, other financial measures, economic conditions, trends and known uncertainties, and may include statements regarding our future performance, strategies and objectives.  Representatives of the Company may also make forward-looking statements.  Generally, the inclusion of the words “believe,” “expect,” “intend,” “estimate,” “project,” “anticipate,” “will” and similar expressions identify statements that constitute forward-looking statements.

Our forward-looking statements are not meant as, and should not be considered to be, guarantees of future performance or events.  Rather, they reflect management’s review, consideration and analysis of available facts and other information regarding the subject matter of the forward-looking statements, and are applicable only as of the dates of such statements.  Any forward-looking statement speaks only as of the date on which the statement is made.  The Company undertakes no obligation to update or revise any forward-looking statements, or any other information herein, to reflect events or circumstances that arise after the date hereof.

By their nature, all forward-looking statements involve risks and uncertainties, and actual results may differ materially from those contemplated by the forward-looking statements for a number of reasons.

Please refer to our Annual Report on Form 10-K for the year ended December 31, 2013, including Item 1A, “Risk Factors,” in such report, as well as our other filings with the SEC, for a more detailed discussion of risks and uncertainties.  Any forward-looking statement should be read and interpreted together with these other filings.  There can be no assurance that the Company has correctly identified and appropriately assessed all factors affecting its business.  Additional risks and uncertainties not presently known to the Company or that it currently believes to be immaterial also may adversely affect the Company.  Should any risks and uncertainties develop into actual events, these developments could have material adverse effects on the Company’s business, financial condition and results of operations.  For these reasons, you are cautioned not to place undue reliance on the Company’s forward-looking statements.

AMENDMENTS TO SPECIFIC PROVISIONS

1.	GENERAL TERMS OF THE OFFER

Section 1 is amended and restated as follows:

Upon the terms and subject to the conditions set forth in the Original Offer to Purchase, this Supplement and the Amended Letter of Transmittal, we will purchase $60 million in value of shares of our common stock or such lesser amount of shares as may be properly tendered and not properly withdrawn, in accordance with Section 2, before 5:00 P.M., Eastern Time, on September 5, 2014, the scheduled Expiration Date of the Offer, unless extended, at a Purchase Price of $26.00 per share, net to the seller, less any applicable withholding taxes and without interest. Unless otherwise indicated, all references to “shares” are to our shares of common stock, par value $0.01 per share.  The Offer commenced on August 7, 2014 and will terminate on the Expiration Date, or such later date to which the Company may extend the Offer.

2.	NUMBER OF SHARES; PRORATION

The first four paragraphs of Section 2 are amended and restated as follows:

Number of Shares.  As of August 6, 2014, we had issued and outstanding approximately 12,884,715 shares of our common stock.  At the Purchase Price of $26.00 per share, we could purchase 2,307,692 shares if the Offer is fully subscribed, which would represent approximately 17.9% of our outstanding shares as of August 6, 2014.  In accordance with the rules of the SEC, we may, and we expressly reserve the right to, purchase more than $60 million in value of shares of our common stock pursuant to the Offer without amending or extending the Offer, provided that such increase does not result in an increase of our purchase of greater than 2% of our outstanding shares.  In the event of an oversubscription of the Offer as described below, shares tendered at prices at or below the Purchase Price for the Offer (determined as provided herein) will be subject to proration, except for Small Lots (as defined below).

If we:

•	increase or decrease the Purchase Price;

•
increase the value of shares being sought in the Offer (and thereby increase the number of shares purchasable in the Offer), and the number of shares accepted for payment in the Offer increases by more than 2% of our outstanding shares; or

•	decrease the value of shares of common stock being sought in the Offer (and thereby decrease the number of shares purchasable in the Offer); and

in any such case the Offer affected by such increase or decrease is scheduled to expire at any time earlier than the expiration of a period ending on the tenth (10th) business day (as defined below) from, and including, the date that notice of any such increase or decrease is first published, sent or given in the manner specified in Section 11, we will extend the affected Offer until the expiration of such period of ten (10) business days.  For the purposes of the Offer, a “business day” means any day other than Saturday, Sunday or a United States federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern Time.

THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED AND IS NOT CONDITIONED UPON FINANCING.  THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN CUSTOMARY CONDITIONS.  SEE SECTION 6.

3.	PROCEDURE FOR TENDERING STOCKHOLDERS

At the end of Section 3, the following paragraph should be added:

If a stockholder have previously tendered shares and wishes either to change the number of Shares tendered, the stockholder must withdraw all previously tendered shares in accordance with the procedures described in Section 4 hereof, and submit a new Amended Letter of Transmittal expressing its new instructions with respect to the tender of such stockholder’s shares.

5.	PURCHASE OF SHARES AND PAYMENT OF PURCHASE PRICE

The third paragraph of Section 5 is deleted in its entirety and replaced with the following:

Upon the terms and subject to the conditions of the Offer, promptly after the Expiration Date we will accept for payment and pay the Purchase Price of $26.00 per share in order to purchase $60 million in value of shares of our common stock pursuant to the Offer, subject to increase or decrease as provided in Section 2, if properly tendered and not properly withdrawn, or such fewer number of shares as are properly tendered and not properly withdrawn.

8.	PRICE RANGE OF SHARES AND STOCKHOLDERS

Section 8 of the Original Offer to Purchase is hereby amended and restated in its entirety with the following:

Shares of our common stock are listed and traded on NASDAQ under the symbol “HNH.”  The following table sets forth the high and the low closing sales prices of shares of our common stock as reported on NASDAQ for the periods indicated.

	Closing Stock prices
	High	Low
Fiscal Year Ending December 31, 2014:
First Quarter	$23.68	$18.02
Second Quarter	$26.77	$20.66
Third Quarter (through August 20, 2014)	$26.83	$21.66

Fiscal Year Ended December 31, 2013:
First Quarter	$17.18	$14.49
Second Quarter	$17.88	$13.90
Third Quarter	$23.87	$17.15
Fourth Quarter	$24.82	$21.20

Fiscal Year Ended December 31, 2012:
First Quarter	$14.72	$9.92
Second Quarter	$15.47	$12.54
Third Quarter	$15.36	$12.52
Fourth Quarter	$15.25	$13.48

On August 6, 2014, the last full trading day before the announcement of the Offer, the reported closing price of our common stock on NASDAQ was $22.56 per share.  On August 18, 2014, which was the last full trading day prior to our announcement of our intention to increase the purchase price for the shares of common stock in the Offer, the last reported sale price of our shares on NASDAQ was $24.78 per share.  We recommend that holders obtain current market quotations for shares of our common stock, among other factors, before deciding whether or not to tender their shares.

12.	U.S. FEDERAL INCOME TAX CONSEQUENCES

Section 12 of the Original Offer to Purchase is hereby amended and restated in its entirety with the following:

The following discussion is a summary of the material U.S. federal income tax consequences to stockholders with respect to a sale of shares for cash pursuant to the Offer.  The discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, administrative pronouncements of the Internal Revenue Service (“IRS”) and judicial decisions, all in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect, or differing interpretations.  The discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular stockholder in light of the stockholder’s particular circumstances or to certain types of stockholders subject to special treatment under the U.S. federal income tax laws, such as financial institutions, tax−exempt organizations, life insurance companies, dealers in securities or currencies, employee benefit plans, United States Stockholders (as defined below) whose “functional currency” is not the U.S. dollar, partnerships or other entities treated as partnerships for U.S. federal income tax purposes, stockholders holding the shares as part of a conversion transaction, as part of a hedge or hedging transaction, or as a position in a straddle for U.S. federal income tax purposes or persons who received their shares through exercise of employee stock options or otherwise as compensation.  In addition, the discussion below does not consider the effect of any alternative minimum taxes, the Medicare tax on net investment income, state or local or non−U.S. taxes or any U.S. federal tax laws other than those pertaining to income taxation.  The discussion assumes that the shares are held as “capital assets” within the meaning of Section 1221 of the Code.  We have neither requested nor obtained a written opinion of counsel or a ruling from the IRS with respect to the tax matters discussed below.

As used herein, a “United States Stockholder” means a beneficial owner of shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for these purposes) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if (x) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (y) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.  As used herein, a “Non−United States Stockholder” means a beneficial owner of shares that is neither a United States Stockholder nor a partnership (or other entity treated as a partnership for U.S. federal income tax purposes).  If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership.  A partnership holding shares and partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of a sale of shares for cash pursuant to the Offer.

The Offer will have no U.S. federal income tax consequences to stockholders that do not tender any shares in the Offer.

Each stockholder should consult its own tax advisor as to the particular U.S. federal income tax consequences to such stockholder of tendering shares pursuant to the Offer and the applicability and effect of any state, local or non−U.S. tax laws and other tax consequences with respect to the Offer.

U.S. Federal Income Tax Treatment of United States Stockholders

Characterization of Sale of Shares Pursuant to the Offer.  The sale of shares by a stockholder for cash pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes.  The U.S. federal income tax consequences to a United States Stockholder may vary depending upon the United States Stockholder’s particular facts and circumstances.  Under Section 302 of the Code, the sale of shares by a stockholder for cash pursuant to the Offer will be treated as a “sale or exchange” of shares for U.S. federal income tax purposes, rather than as a distribution with respect to the shares held by the tendering United States Stockholder, if the sale (i) results in a “complete termination” of the United States Stockholder’s equity interest in us under Section 302(b)(3) of the Code, (ii) is a “substantially disproportionate” redemption with respect to the United States Stockholder under Section 302(b)(2) of the Code, or (iii) is “not essentially equivalent to a dividend” with respect to the United States Stockholder under Section 302(b)(1) of the Code, each as described below (the “Section 302 Tests”).

Special “constructive ownership” rules will apply in determining whether any of the Section 302 Tests has been satisfied.  A United States Stockholder must take into account not only the shares that are actually owned by the United States Stockholder, but also shares that are constructively owned by the United States Stockholder within the meaning of Section 318 of the Code.  Very generally, a United States Stockholder may constructively own shares actually owned, and in some cases constructively owned, by certain members of the United States Stockholder’s family and certain entities (such as corporations, partnerships, trusts and estates) in which the United States Stockholder has an equity interest, as well as shares the United States Stockholder has an option to purchase.

The receipt of cash by a United States Stockholder will be a “complete termination” if either (i) the United States Stockholder owns none of our shares either actually or constructively immediately after the shares are sold pursuant to the Offer, or (ii) the United States Stockholder actually owns none of our shares immediately after the sale of shares pursuant to the Offer and, with respect to shares constructively owned by the United States Stockholder immediately after the Offer, the United States Stockholder is eligible to waive, and effectively waives, constructive ownership of all such shares under procedures described in Section 302(c) of the Code.

The receipt of cash by a United States Stockholder will be “substantially disproportionate” if the percentage of our outstanding shares actually and constructively owned by the United States Stockholder immediately following the sale of shares pursuant to the Offer is less than 80% of the percentage of the outstanding shares actually and constructively owned by the United States Stockholder immediately before the sale of shares pursuant to the Offer.

Even if the receipt of cash by a United States Stockholder fails to satisfy the “complete termination” test and the “substantially disproportionate” test, a United States Stockholder may nevertheless satisfy the “not essentially equivalent to a dividend” test if the United States Stockholder’s surrender of shares pursuant to the Offer results in a “meaningful reduction” in the United States Stockholder’s interest in us.  Whether the receipt of cash by a United States Stockholder will be “not essentially equivalent to a dividend” will depend upon the United States Stockholder’s particular facts and circumstances.  The IRS has indicated in published rulings that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute a “meaningful reduction.”

Contemporaneous dispositions or acquisitions of shares by a United States Stockholder or related individuals or entities may be deemed to be part of a single integrated transaction and may be taken into account in determining whether the Section 302 Tests have been satisfied.  Each United States Stockholder should be aware that, because proration may occur in the Offer, even if all the shares actually and constructively owned by a stockholder are tendered pursuant to the Offer, fewer than all of these shares may be purchased by us.  Thus, proration may affect whether the sale of shares by a stockholder pursuant to the Offer will meet any of the Section 302 Tests.  See Section 6 for information regarding an option to make a conditional tender of a minimum number of shares.  United States Stockholders should consult their own tax advisors regarding whether to make a conditional tender of a minimum number of shares, and the appropriate calculation thereof.

United States Stockholders should consult their own tax advisors regarding the application of the three Section 302 Tests to their particular facts and circumstances, including the effect of the constructive ownership rules on their sale of shares pursuant to the Offer.

Sale or Exchange Treatment.  If any of the above three Section 302 Tests is satisfied, and the sale of the shares is therefore treated as a “sale or exchange” for U.S. federal income tax purposes, the tendering United States Stockholder will recognize gain or loss equal to the difference between the amount of cash received by the United States Stockholder and such holder’s adjusted tax basis in the shares sold pursuant to the Offer.  Generally, a United States Stockholder’s adjusted tax basis in the shares will be equal to the cost of the shares to the United States Stockholder.  Any gain or loss will be capital gain or loss, and generally will be long−term capital gain or loss if the United States Stockholder’s holding period for the shares that were sold exceeds one year as of the date of the purchase by us pursuant to Offer. Certain United States Stockholders (including individuals) are eligible for reduced rates of U.S. federal income tax in respect of long−term capital gain (maximum rate of 20%).  A United States Stockholder’s ability to deduct capital losses is subject to limitations under the Code.  A United States Stockholder must calculate gain or loss separately for each block of shares (generally, shares acquired at the same cost in a single transaction) that we purchase from the United States Stockholder pursuant to the Offer.

Distribution Treatment.  If none of the Section 302 Tests are satisfied, the tendering United States Stockholder will be treated as having received a distribution by us with respect to the United States Stockholder’s shares in an amount equal to the cash received by such United States Stockholder pursuant to the Offer.  The distribution would be treated as a dividend to the extent of such United States Stockholder’s pro rata share of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.  Such a dividend would be taxed in its entirety without a reduction for the United States Stockholder’s adjusted tax basis of the shares exchanged and the adjusted tax basis of such exchanged shares would be added to the adjusted tax basis of the United States Stockholder’s remaining shares, if any.  Provided that minimum holding period requirements are met, non−corporate United States Stockholders (including individuals) generally will be subject to U.S. federal income taxation at a maximum rate of 20% on amounts treated as dividends.  The amount of any distribution in excess of our current or accumulated earnings and profits would be treated as a return of the United States Stockholder’s adjusted tax basis in the shares (with a corresponding reduction in such United States Stockholder’s adjusted tax basis until reduced to zero), and then as gain from the sale or exchange of the shares.

If a sale of shares by a corporate United States Stockholder is treated as a dividend, the corporate United States Stockholder may be (i) eligible for a dividends received deduction (subject to applicable exceptions and limitations) and (ii) subject to the “extraordinary dividend provisions of Section 1059 of the Code.  Corporate United States Stockholders should consult their tax advisors regarding (i) whether a dividend−received deduction will be available to them, and (ii) the application of Section 1059 of the Code to the ownership and disposition of their shares.

We have not yet determined whether we will have current earnings and profits at the time of the repurchase.  Whether a corporation has current earnings and profits can be determined only at the end of the taxable year.  Accordingly, the extent to which a United States Stockholder will be treated as receiving a dividend if the repurchase of its shares pursuant to the Offer is not entitled to sale or exchange treatment under Section 302 of the Code is unclear.

U.S. Federal Income Tax Treatment of Non−United States Stockholders

Withholding Tax.  In general, gross proceeds payable pursuant to the Offer to a Non−United States Holder will be subject to withholding tax at a rate of 30%, unless the Non−United States Stockholder meets the “complete termination,” “substantially disproportionate,” or “not essentially equivalent to a dividend” test described above or a reduced rate of withholding is otherwise applicable.

To obtain a reduced rate of withholding under an applicable tax treaty, a Non−United States Stockholder must deliver to the Depositary a properly completed IRS Form W−8BEN or W−8BEN−E (or other applicable form) before the payment is made.  To obtain an exemption from withholding on the grounds that the gross proceeds paid pursuant to the Offer are effectively connected with the conduct of a trade or business within the United States, a Non−United States Stockholder must deliver to the Depositary a properly completed IRS Form W−8ECI (or successor form).  A Non−United States Stockholder that qualifies for an exemption from withholding on these grounds generally will be required to file a U.S. federal income tax return and generally will be subject to U.S. federal income tax on income derived from the sale of shares pursuant to the Offer in the manner and to the extent described above as if it were a United States Stockholder, and in the case of a foreign corporation, an additional branch profits tax may be imposed at a rate of 30% (or a lower rate specified in an applicable income tax treaty), with respect to such income.

A Non−United States Stockholder may be eligible to obtain a refund of all or a portion of any tax withheld if the Non−United States Stockholder (i) meets the “complete termination,” “substantially disproportionate” or “not essentially equivalent to a dividend” tests described above that would characterize the exchange as a sale (as opposed to a dividend) with respect to which the Non−United States Stockholder is not subject to U.S. federal income tax or (ii) is otherwise able to establish that no tax or a reduced amount of tax is due.

If a Non−United States Stockholder tenders shares held in a U.S. brokerage account or otherwise through a U.S. broker, dealer, commercial bank, trust company, or other nominee, such U.S. broker or other nominee will generally be the withholding agent for the payment made to the Non−United States Stockholder pursuant to the Offer.  Such U.S. brokers or other nominees may withhold or require certifications in this regard.  Non−United States Stockholders tendering shares held through a U.S. broker or other nominee should consult such U.S. broker or other nominee and their own tax advisors to determine the particular withholding procedures that will be applicable to them.  Notwithstanding the foregoing, even if a Non−United States Stockholder tenders shares held in its own name as a holder of record and delivers to the Depositary a properly completed IRS Form W−8BEN or W−8BEN−E (or other applicable form) before any payment is made, Non-United States Stockholders may be subject to a 30% withholding tax of the gross proceeds unless the Depositary determines that a reduced rate under an applicable income tax treaty or exemption from withholding is applicable, regardless of whether the payment is properly exempt from U.S. federal gross income tax under the “complete termination,” “substantially disproportionate,” or “not essentially equivalent to a dividend” test.

Sale or Exchange Treatment.  Gain recognized by a Non−United States Stockholder on a sale of shares for cash pursuant to the Offer generally will not be subject to U.S. federal income tax if the sale is treated as a “sale or exchange” pursuant to the Section 302 Tests described above under “U.S. Federal Income Tax Treatment of United States Stockholders” unless (i) such gain is effectively connected with the conduct by such Non−United States Stockholder of a trade or business in the United States (and, if an income tax treaty applies, the gain is generally attributable to the U.S. permanent establishment maintained by such Non−United States Stockholder), (ii) in the case of gain realized by a Non−United States Stockholder that is an individual, such Non−United States Stockholder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met or (iii) the shares constitute a U.S. real property interest and the Non−United States Stockholder held, actually or constructively, at any time during the five−year period preceding the Offer more than 5% of our shares.  Our shares will constitute a U.S. real property interest with respect to a Non−United States Stockholder if the Company is or has been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of (i) the period during which the Non−United States Stockholder held shares or (ii) the five−year period ending on the date the Non−United States Stockholder sells shares pursuant to the Offer.  The Company does not believe that it has been a United States real property holding corporation at any time during the last five years.

Distribution Treatment.  If the Non−United States Stockholder does not satisfy any of the Section 302 Tests explained above, the full amount received by the Non−United States Stockholder with respect to the sale of shares to us pursuant to the Offer will be treated as a distribution to the Non−United States Stockholder with respect to the Non−United States Stockholder’s shares.  The treatment for U.S. federal income tax purposes of such distribution as a dividend, tax−free return of capital or as gain from the sale of shares will be determined in the manner described above under “U.S. Federal Income Tax Treatment of United States Stockholders” and will subject accordingly to U.S. income and withholding tax as discussed above.

Non−United States Stockholders are urged to consult their own tax advisors regarding the application of U.S. federal withholding tax to the sale of shares pursuant to the Offer, including the eligibility for withholding tax reductions or exemptions and refund procedures.

Backup Withholding

Backup withholding tax will be imposed on the gross proceeds paid to a tendering United States Stockholder unless the United States Stockholder provides such United States Stockholder’s taxpayer identification number (employer identification number or social security number) to the Depositary, certifies as to no loss of exemption from backup withholding tax, complies with applicable requirements of the backup withholding rules or is otherwise exempt from backup withholding tax.  Therefore, each tendering United States Stockholder should complete and sign the Form W-9 included as part of the Amended Letter of Transmittal so as to provide the information and certification necessary to avoid backup withholding, unless such United States Stockholder otherwise establishes to the satisfaction of the Depositary that such United States Stockholder is not subject to backup withholding tax.  Certain United States Stockholders (including, among others, all corporations) are not subject to these backup withholding requirements.

In addition, Non-United States Stockholders are not subject to these backup withholding requirements.  In order for a Non-United States Stockholder to qualify as an exempt recipient, that Non-United States Stockholder must submit an IRS Form W-8 or a Substitute Form W-8.  Such statements can be obtained from the Depositary.  To qualify as an exempt recipient on the basis of foreign status, a stockholder must submit a properly complete Form W-8BEN or Form W-8ECI, signed under penalties of perjury, attesting to that person’s exempt status.  A stockholder would use a Form W-8BEN to certify that it: (a) is neither a citizen nor a resident of the United States; (b) has not been and reasonably does not expect to be present in the United States for a period aggregating 183 days or more during the calendar year; and (c) reasonably expects not to be engaged in a trade or business within the United States to which the gain on the sale of the shares would be effectively connected; and would use a Form W-8ECI to certify that: (x) it is neither a citizen nor resident of the United States; and (y) the proceeds of the sale of the shares is effectively connected with a United States trade or business. A foreign stockholder may also use a Form W-8BEN to certify that it is eligible for benefits under a tax treaty between the United States and such foreign person’s country of residence.

Backup withholding is not an additional tax.  Any amounts withheld under the backup withholding rules will be refunded or credited against the stockholder’s U.S. federal income tax liability if certain required information is furnished to the IRS.  Stockholders should consult their own tax advisors regarding application of backup withholding in their particular circumstances and the availability of, and procedure for obtaining, an exemption from backup withholding under current Treasury Regulations.

THE TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE.  YOU ARE URGED TO CONSULT YOUR TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO YOU OF THE OFFER, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

The Depositary for the Offer is:

By Mail:	By Overnight Courier:

Computershare c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	Computershare c/o Voluntary Corporate Actions 250 Royall Street, Suite V Canton, MA 02021

Please direct any questions or requests for assistance and requests for additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery to the Information Agent at the telephone number and address set forth below.  Stockholders also may contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
or
Call Toll-Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com